

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 28, 2023

Joey Firestone
Chief Executive Officer
Elite Performance Holding Corporation
3301 NE 1st Ave. Suite M704
Miami, FL 33137

> **Re: Elite Performance Holding Corporation**
> **Amendment No. 6 to Registration Statement on Form S-1**
> **Filed June 6, 2023**
> **File No. 333-262483**

Dear Joey Firestone:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our February 27, 2023 letter.

Amendment No. 6 to Registration Statement on Form S-1 filed June 6, 2023

Index to Financial Statements, page F-1

1. Please revise to include updated interim financial statements for the quarter ended March 31, 2023, as required by Rule 8-08 of Regulation S-X. Your MD&A section should also be revised to discuss this interim period.

General

2. We note your response to prior comment 3. Please continue to update the disclosure throughout the document to the extent appropriate. For example:

 • Update the disclosure in the Controls and Procedures section on page 25. In this regard, we note the disclosure in this section, including the reference on page 25 to "During the most recent fiscal quarter," is identical to the disclosure on page 25 of your amendment filed on February 21, 2023.

• Update the disclosure in the Related Party Transactions section on page 31, such as the disclosure about balances as of December 31, 2022, and the disclosure on page 19 about the number of holders of record as of June 30, 2022.

You may contact Claire Erlanger, Staff Accountant, at 202-551-3301 or Andrew Blume, Senior Accountant, at 202-551-3254 if you have questions regarding comments on the financial statements and related matters. Please contact Thomas Jones, Staff Attorney, at 202-551-3602 or Geoff Kruczek, Senior Attorney, at 202-551-3641 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing

cc: Matheau J. W. Stout